Contact

www.linkedin.com/in/serge-de-warrimont-4a304612 (LinkedIn)
www.bigbanginternational.com (Company)
www.fedaboa.com (Personal)
www.spinn.coffee (Company)

Top Skills

Concept Development
Fashion
Brand Development

Languages

Dutch (Native or Bilingual)
English (Full Professional)

Honors-Awards

Red Dot Design Award 2014-Cenastand by Cenatron

Publications

RedDot design award

Patents

Fanclaps
Brasil Bottle
Bottle Horn
Vuvuzela
Can Horn

Serge de Warrimont

Founder & Chief Innovation at Spinn Inc.
Amsterdam, North Holland, Netherlands

Summary

I believe that hard work, communication of ideas, and inspiration is the key to success in the world of industrial design and I get a great sense of fulfilment when something I've put my heart and soul into influences someone in some way. I am creatively driven and passionate about current design. To me, the best products are those that grow and change with use; products that wear in, not wear out. I am inspired by products that approach sustainability by being long lasting and important in life.

Serge is a senior industrial design, product development expert, inventor, design business strategist, with an emphasis on human-centered design and the development of future technologies and consumer solutions. He has 20+ years of experience designing products, developing branding strategies, and products for internationally recognised companies and brands such as Coca-Cola, Heineken, and Unilever.

Serge has extensive experience with all aspects of the product design development process: strategy, research, design, management, development of intellectual property and the creation of new product development methodologies. Serge lived in Shenzhen China and Hong Kong for over 2 years to learn about what it takes to develop products and take them into mass production with Chinese manufacturers.

Serge developed over 150 products including numerous premiums for fortune 500 companies and founded successful tech and fashion accessory brands and products. Serge was international design awarded in 2014 and 2021.

Experience

Spinn Inc.

8 years 8 months

Founder & Chief Innovation Officer
July 2021 - Present (2 years)
Amsterdam Area

Founder & CPO
November 2014 - Present (8 years 8 months)
Amsterdam Area, Netherlands

Spinn Inc, founded in 2014, is a San Francisco based startup that redefines the coffee experience for roasters and aficionados alike. By utilizing patented centrifugal technology, the Spinn coffee machine introduces a new way to brew a cup of coffee, which produces a pure, velvety taste. The Spinn coffee machine is also sustainable, as it relies on coffee beans instead of pods or cups to make coffee, cutting down on environmental waste.

Our mission |
To create a revolution in the world of coffee where consumers have the opportunity to choose the coffee as it was intended by the roastmaster.

Cenatron
Founder | Head of Design
August 2012 - May 2015 (2 years 10 months)

Born to innovate, Cenatron® cell phone & tablet accessories transforms everyday items into objects of desire that keep your surfaces tidy and add a touch of pleasure to using your electronic devices. The smooth lines of these high-end design objects improve your digital experience with a sharp sense of style.

Gumbite
Founder | Head of Design
September 2012 - 2014 (2 years)

At GUMBITE® we create products which simplify our lives and make our living and work spaces clean and organized again. Whether it's at home, at work, or while traveling, these unique, practical and ergonomic products are a must-have for everybody using everyday necessities such as smartphones, laptops, desktops, and tablets.

BIGBANG International B.V.
Founder | Head of Design
June 2007 - 2014 (7 years)

For over 10 years I have been in charge and responsible of BIGBANG's design and development team in both The Netherlands and China.

Our professional, creative teams constantly invent and produce original, customized products for the promotional industry and international creative agencies.

BIGBANG International is the creative engine behind several successful brands. Our brand portfolio consists of BIGBANG Products, GUMBITE, FEDABOA, BALANCE3000 and CENATRON.

Through these brands we have made big waves within the worldwide promotional industry. Our products have been featured worldwide.

Fedaboa B.V.
Founder | Head of Design
March 2007 - May 2013 (6 years 3 months)

History |
Fashion combined with functionality in 2007 and the affordable, luxury brand Fedaboa® was unleashed. Originally used as belts for pearl divers, the material Fedaboa® utilizes was created as an alternative to leather dive belts, which would corrode and break due to salt water exposure. Now, extending into a multitude of areas in the fashion industry, Fedaboa® is getting ready to manifest into a powerfully chic but practical brand with influence around the globe.

Philosophy |
The world is a jungle out there. Watching what you wear can save your skin. Unlike our ferocious animalist counterparts, we get choose our outfits and whatever fashionable facade we pick is what we portray to the world. Sometimes we need to lay low, camouflage and blend in or other times we want to attract a mate with a flamboyant flair. It all depends on following your natural instincts. Unleash your inner beast with Fedaboa®.

Highlights |
As Fedaboa® branches out in this wild world we realize that just like in the animal kingdom, life is one big cycle. Giving back is a way we will all survive and live together in harmony. We at Fedaboa® are constantly searching for new ways to combine our campaigns and philosophy with charities from

around the globe, creating innovative ways to provide for those in need. After all, we're not animals…unless we need to be.

BOXOT Productions S.L.
Founder | Art Director
June 2004 - December 2005 (1 year 7 months)

BOXOT Productions S.L. was an Barcelona based independent film production company, mainly focussing on the development and financing of the movie Ordinary Heroes.

Ozzo Design
Founder
December 1998 - December 2005 (7 years 1 month)

- Product design & development
- Graphics design
- Lighting design
- Interior design

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Education

Design Academy Eindhoven
Master's Degree, Industrial and Product Design · (1999 - 2003)

Sint-Joriscollege - Eindhoven
Senior General Secondary Education (SGSE), HAVO · (1991 - 1999)